M. ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

October 17, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom Assistant Director

Re:
InterCloud Systems, Inc.
(Formerly Genesis Group Holdings, Inc.)
Amendment No. 10 to Registration Statement on Form S-1
Filed October 4, 2013
File No. 333-185293
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 000-32037

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated October 15, 2013 (the “Comment Letter”) relating to Amendment No. 10 to the Registration Statement on Form S-1 (the “Form S-1”) submitted by the Company on October 4, 2013. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form S-1.

Securities and Exchange Commission
October 17, 2013

General

1.
We note that you have revised your disclosure throughout the prospectus to delete all references to your acquisition agreement with Integration Partners-NY Corporation. While it is clear that you no longer anticipate using the proceeds of this offering to complete the acquisition of IPC, it is unclear why you have deleted all references to this acquisition. Please disclose in a reasonable amount of detail the status of this acquisition. If the purchase agreement has been terminated, please disclose this information and tell us what consideration you have given to whether you are required to file a Form 8-K disclosing such termination. Please also tell us your consideration of either omitting Exhibit 2.8 Stock Purchase Agreement with Integration Partners-NY Corporation because the agreement has been terminated, or otherwise filing any amendments or revisions to this agreement.

Response:

The Company has filed a Current Report on Form 8-K disclosing that the acquisition agreement with Integration Partners-NY Corporation has been terminated, and has removed Exhibit 2.8 from the Form S-1 due to such termination.  The Company respectfully takes the position that since (i) the acquisition agreement with IPC has in fact been terminated, (ii) a Current Report on Form 8-K was filed on October 17, 2013 disclosing such termination and (iii) references to IPC have been removed from the Form S-1, disclosure in the Form S-1 regarding the termination of the acquisition agreement with IPC is not necessary.

Prospectus Summary, page 2

2.
In the third paragraph you refer to the underwriter’s option to purchase 300,000 additional shares. According to your prospectus cover page, the underwriters have an over-allotment option to purchase 125,000 shares of common stock and/or warrants to purchase up to 62,500 shares of common stock. Please reconcile your disclosures or explain.

Securities and Exchange Commission
October 17, 2013

Response:

The Company has revised the third paragraph under the caption “Prospectus Summary” to reflect that the underwriter has an over-allotment option to purchase 125,000 additional shares of common stock.

Use of Proceeds, page 31

3.
We note that the proceeds of this offering will be used “for working capital and general corporate purposes.” Please revise either to state with more specificity the plan for the proceeds, or to state that you have no more specific plan for the proceeds and discuss the principal reasons for the offering. Please refer to Item 504 of Regulation S-K.

Response:

The Company has no specific plan for the use of the net proceeds of the offering and intends to use such proceeds for working capital and general corporate purposes.  As a result, the Company revised the disclosure under the caption “Use of Proceeds” to discuss the principal reasons for the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

4.
We note your disclosure on the top of page 54 that “[a]fter the completion of the Telco acquisition and reflecting the consolidation of that entity in [your] results of operations, [you] expect [your] revenues, cost of revenues and operating expenses will increase substantially. Accordingly, [your] future results of operations may differ significantly from those described in this prospectus.” Given what appears to be significant uncertainty in terms of your ability to finance the purchase price of such acquisition, please tell us your consideration of removing this statement from the filing.

Response:

The Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Impact of Pending and Recently-Completed Acquisitions” to clarify that future results of operations may differ significantly from those described in the prospectus in the event the acquisition of Telco is completed.

Securities and Exchange Commission
October 17, 2013

Liquidity, Capital Resources and Cash Flows, page 62

5.
We note your disclosure on page 62 that: “The original $13,000,000 in loans under the MidMarket Loan Agreement mature on September 17, 2017. If [you] fail to raise at least $20,000,000 in connection with a public offering of [your] voting equity securities by March 17, 2014, such loans will mature on an accelerated basis and will come due on June 17, 2014.” In light of the reduction in the size of this offering, please tell us in detail your consideration of whether these loans should be classified as a current liability on your balance sheet as of June 30, 2013. Additionally, we note this disclosure is inconsistent with the disclosure on page F-35 which indicates you must raise at least $30 million by March 14, 2014 in connection with a public equity offering or the Term Loans will mature on June 17, 2014. Please revise your disclosures for consistency.

Response:

The Company has amended the Form S-1 to disclose that it has entered into an amendment to the MidMarket Loan Agreement that provides for an extension to the maturity date referenced above from June 17, 2014 to December 30, 2014.  As a result of such amendment, the borrowings under the MidMarket Loan Agreement are not required to be classified as a current liability on the Company’s balance sheet as of June 30, 2013.  A copy of such amendment to the MidMarket Loan Agreement has been filed as Exhibit 10.48 to the Form S-1.

PNC Bank Revolving Credit Facility, page 63

6.	Please disclose the amount currently available for borrowing under the credit facility.

Response:

Under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity, Capital Resources and Cash Flows – PNC Bank Revolving Credit Facility,” the Company has disclosed that it has borrowed $1,000,000 under the PNC Bank Revolving Credit Facility, and does not have the ability to borrow additional funds under such facility without the consent of the agent under the MidMarket Loan Agreement.

Securities and Exchange Commission
October 17, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

7.	Please advise us of your timing for filing your amended Form 10-K, which you previously indicated would be filed the week of September 30, 2013.

Response:

The amended Form 10-K for the fiscal year ended December 31, 2012 was filed with the SEC on October 16, 2013.

* * *

As it is the goal of the Company to have the Form S-1 declared effective by the Commission as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 11 as promptly as practicable.  If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820 or Eric Hellige of this office at (212) 326-0846.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc: Mr. Mark Munro